                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

                                   (Mark One)



              [ X ] Annual Report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999

               [ ] Transition Report pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934

             For the transition period from _________ to ___________

                         Commission file number 0-14745

     A.   Full title of plan: Sun Bancorp, Inc. 401(k) Plan

     B. Name of issuer of the service held pursuant to the plan and the address of its principle executive office:



                                Sun Bancorp, Inc.
                            2-16 South Market Street
                           Selinsgrove, PA 17870-0057
                                 (570) 374-1131


                     Page 1 of 17 Sequentially Number Pages
                       Index to Exhibits Found on Page 15

                          SUN BANCORP, INC. 401(k) PLAN

                                Table of Contents


Independent Auditors' Report.............................................................  5

Financial Statements:
         Statement of Net Assets Available For Benefits..................................  6
         Statement of Changes in Net Assets Available For Benefits.......................  7
         Notes to Financial Statements...................................................  8

Supplemental Schedule,
         Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes
         At End of Year.................................................................. 12

Required Information..................................................................... 13
Exhibits
         Exhibit 23 - Independent Auditors' Consent...................................... 16

                         Sun Bancorp, Inc. 401 (k) Plan

                            -------------------------

                              Financial Statements
                               For The Years Ended
                           December 31, 1999 and 1998
                                        &
                          Independent Auditors' Report
                                        &
                              Supplemental Schedule

                                Table of Contents



Independent Auditors' Report.....................................................    5

Financial Statements:
         Statement of Net Assets Available For Benefits..........................    6
         Statement of Changes in Net Assets Available For Benefits...............    7
         Notes to Financial Statements...........................................    8

Supplemental Schedule,
         Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes
         At End of Year..........................................................   12

                          Independent Auditors' Report


To the Administrative Committee of the
Sun Bancorp, 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Sun Bancorp, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       /s/ Parente Randolph


Williamsport, Pennsylvania
June 8, 2000

                          SUN BANCORP, INC. 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                      1999                1998
ASSETS:
      Investments                                  $4,822,913         $4,441,472
                                                   ----------         ----------
      Receivables:
           Employer contribution                      326,897            327,503
           Accrued investment income                    5,211              7,334
                                                   ----------         ----------
                    Total receivables                 332,108            334,837
                                                   ----------         ----------
      Cash and cash equivalents                         2,550             10,305
                                                   ----------         ----------
                    Total assets                    5,157,571          4,786,614
LIABILITIES                                                --                 --
                                                   ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS                  $5,157,571         $4,786,614
                                                   ==========         ==========



                        See Notes to Financial Statements

                         SUN BANCORP, INC. 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
      Investment income (loss):
           Net depreciation in fair value of investments            $ (100,934)
           Interest                                                     20,854
           Dividends                                                   354,301
                                                                    ----------
                    Net investment income                              274,221
                                                                    ----------
      Contributions:
           Employer                                                    326,897
           Employee                                                    276,783
           Rollover                                                     32,461
                                                                    ----------
                    Total contributions                                636,141
                                                                    ----------
                        Total additions                                910,362

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO,
      Benefit payments                                                 539,405
                                                                    ----------
NET INCREASE                                                           370,957

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                              4,786,614
                                                                    ----------
      End of year                                                   $5,157,571
                                                                    ==========









                        See Notes to Financial Statements

                          SUN BANCORP, INC. 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS




 1.   DESCRIPTION OF PLAN

      The following description of the Sun Bancorp, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

         The Plan is a defined contribution plan covering substantially all employees of Sun Bancorp, Inc. and its wholly-owned subsidiary, Sun Bank (collectively, "Sun"). The Plan contains two components, a 401(k) component (salary reduction contributions) and an employer defined contribution component. All employees who are 18 years of age before January 1 of the Plan year are eligible to participate in the 401(k) component. To become a participant in the employer defined contribution component, an employee must complete one year of service and attain age
         21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS

         Each year, participants in the Plan may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Sun contributes 100 percent of the first 3 percent of participant contributions to the 401(k) component of the Plan. The Plan also provides for an employer discretionary contribution. Sun made a discretionary contribution of 5 percent based on eligible wages, as defined, to the defined contribution component of the Plan. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, one common stock and one money market fund as investment options for participants. Contributions are subject to certain limitations.

      PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of Sun's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

SUN BANCORP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS



      VESTING

         Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in Sun's matching and defined contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

      PAYMENT OF BENEFITS

         On termination of service due to retirement, death or disability, the vested balance of a participant's Plan account will be distributed in the form of a single sum payment or an annuity. For termination of service for other reasons, the Plan will distribute a participant's vested account balance upon request.


 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      ACCOUNTING CHANGES

         Effective January 1, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters" ("SOP 99-3"). SOP 99-3 amends the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, and simplifies disclosures for certain investments. It does not change the measurement or recognition of the Plan. Prior year financial statements and disclosures have been restated to conform to SOP 99-3 requirements.

      USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are stated at fair value except for the money market fund which is stated at cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Common stock is carried at fair value based on quoted market values.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

SUN BANCORP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


      FORFEITED ACCOUNTS

         Forfeited nonvested accounts totaled $17,000 at December 31, 1999 and $7,500 at December 31, 1998. These accounts were used to reduce employer contributions. In 1999 employer contributions were reduced $17,000 from forfeited nonvested accounts.


 3.   INVESTMENTS

      The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 1999 and 1998:

                                                                                              1999              1998
                                                                                              ----              ----
         Sun Bancorp, Inc. common stock, 47,454 and 42,556 shares, respectively          $  913,484         $1,180,918

         Federated Stock Trust Fund, 32,334 and 30,647 shares, respectively               1,166,608          1,128,745

         Fidelity Contra Fund, 14,262 and 11,626 shares, respectively                       856,005            660,233

         Federated GNMA Trust Fund, 36,676 and 34,108 shares, respectively                  395,006            387,812

         Homestate Pennsylvania Growth Fund, 22,399 and 21,497 shares, respectively         441,710            229,800

         Money Market Fund, 522,337 and 437,607 shares, respectively                        522,337            437,607


      During 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(100,934) as follows:

         Common stock                                                                                     $(333,654)
         Mutual funds                                                                                       232,720
                                                                                                          ---------
                Total                                                                                     $(100,934)
                                                                                                          =========

SUN BANCORP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


 4.   PLAN TERMINATION

      Although it has not expressed any intention to do so, Sun has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, all participants would become fully vested in their accounts.


 5.   INCOME TAX STATUS

      The Internal Revenue Service has determined and informed Sun by a letter dated April 19, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


 6.   NET ASSETS AVAILABLE FOR BENEFITS

      Net assets available for benefits include $177,794 at December 31, 1999 and $404,953 at December 31, 1998 allocated to accounts of participants who have withdrawn from participation in the Plan.

                         SUN BANCORP, INC. 401 (k) PLAN
                    EMPLOYER IDENTIFICATION NUMBER 23-1102550
                                 PLAN NUMBER 002

                  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD
                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999

(a)          (b)                                                  (c)                               (d)                (e)
          IDENTITY                                                                                                   CURRENT
          OF ISSUE                                     DESCRIPTION OF INVESTMENT                    COST              VALUE

        MUTUAL FUNDS:             32,334 shs.     Federated Stock Trust Fund                       $ 1,023,422        $ 1,166,608
                                  14,262 shs.     Fidelity Contra Fund                                 641,200            856,005
                                  22,399 shs.     Homestate Pennsylvania Growth Fund                   230,290            441,710
                                  36,676 shs.     Federated GNMA Trust Fund                            415,139            395,006
                                  10,185 shs.     Strong Common Stock Fund                             228,623            256,763
                                  17,288 shs.     Federated U.S. Government Securities Fund            180,994            178,931
                                   1,577 shs.     Harbor International Fund                             58,534             66,001
                                     703 shs.     Vanguard Growth & Income Fund                         25,527             26,068

     *  COMMON STOCK:             47,454 shs.     Sun Bancorp, Inc.                                    710,737            913,484

     *  MONEY MARKET:            522,337 shs.     Money Market Fund                                    522,337            522,337
                                                                                                   ------------       -----------
                                                           TOTAL INVESTMENTS                       $ 4,036,803        $ 4,822,913
                                                                                                   ============       ===========
     *  Party-in-interest


                        See Notes to Financial Statements

                              REQUIRED INFORMATION

         The Statement of Net Assets Available for Plan Benefits of the Plan as of December 31, 1998 and the related Statement of Changes in Net Assets Available for the Plan Benefits and supplemental schedules for the year ended December 31, 1999, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Sun Bancorp, Inc. 401(k) Plan



                                              By: /s/ Fred W. Kelly, Jr.
                                                  ---------------------------
                                                      Fred W. Kelly, Jr.
                                                      Administrator

Dated:   June 28, 2000

                                  EXHIBIT INDEX



EXHIBIT NO.
    23            Consent of Parente Randolph.


                                      -15-